UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

ATLAS THERAPEUTICS CORPORATION
(Exact name of registrant as specified in its corporate charter)

Nevada	000-53298	20-8758875
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

520 S. El Camino Real, 8th Floor San Mateo, CA 94402
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (213) 291-1847

Approximate Date of Mailing: March 4, 2011

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 4, 2011 to the holders of record at the close of business on March 3, 2011 (the “Record Date”) of the common stock, par value $0.001 per share, of Atlas Therapeutics Corporation, a Nevada company (the “Registrant”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by an Intellectual Property Purchase Agreement (the “Purchase Agreement”) among the Registrant, Atlas Acquisition Corp., a wholly-owned subsidiary of the Registrant (“Atlas Sub”), and Peak Wellness, Inc. (“Peak”), pursuant to which Atlas Sub purchased certain intellectual property assets from Peak (the “Acquisition”). The Acquisition closed on February 25, 2011 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a Current Report on Form 8-K was filed on March 3, 2011.

On the Record Date, 60,790,666 shares of the Registrant’s common stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On February 25, 2011, the Registrant entered into the Purchase Agreement, pursuant to which it acquired from Peak all intellectual property pertaining to MYO-T12, a natural-myostatin inhibitor, including the formula and process for making MYO-T12, certain trademarks, trade secrets, patent applications and certain domain names.  The purchase price for the assets was $1,150,000, of which $450,000 was paid in cash and $700,000 via the issuance of a Promissory Note (as defined below). The source of the funds for the purchase price was a private placement the Registrant conducted in connection with the Acquisition (which is discussed in more detail in Item 3.02 of a Current Report on Form 8-K filed with the SEC on March 3, 2011).

In connection with the Purchase Agreement, the Registrant issued a secured promissory note to Peak (the “Promissory Note”) in the amount of $700,000 with interest accruing at an interest rate of 3% per annum.  The Promissory Note is payable in two installments as follows: $350,000 plus accrued interest is due within 180 days after the closing date of the Purchase Agreement and $350,000 plus accrued interest is due on the first anniversary of the closing date of the Purchase Agreement. In addition to the foregoing, the Registrant issued 7,024,000 of its shares of its common stock to Peak as additional consideration under the Purchase Agreement.

In connection with the Purchase Agreement and the Promissory Note, the Registrant entered into a security agreement with Peak to secure payments due under the Promissory Note (the “Security Agreement”). Pursuant to the Security Agreement, the Registrant granted Peak a continuing security interest in the assets purchased from Peak. The Security Agreement also secures all of the Registrant’s obligations to Peak, whether related or unrelated to the Promissory Note. Upon an event of default of the Security Agreement, Peak will have all the rights of a secured party under the Uniform Commercial Code.

The Acquisition may be deemed to have resulted in a change in control of the Registrant.  Upon the closing of the Acquisition, Georgette Mathers resigned as the Registrant’s Chief Executive Officer and Chief Financial Officer, and J.B. Bernstein was appointed to the Board of Directors of the Registrant.  Mr. Bernstein was also appointed our Chief Executive Officer, President, Secretary and Treasurer and Dr. Colker was appointed our Chief Medical Officer and Executive Vice President.

The appointments of the new officers of the Registrant and the resignation of Ms. Mathers as an officer of the Registrant were effective on the Closing Date. The appointment of the new director will be effective upon the expiration of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the SEC pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended. At such time, Ms. Mathers shall resign as a director of the Registrant.

Other than the transactions and agreements disclosed in the Current Report on Form 8-K filed with the SEC on March 3, 2011, the Registrant knows of no arrangements which may result in a change in control of the Registrant. Except as set forth in this Information Statement, no officer, director, promoter, or affiliate of the Registrant has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Registrant through security holdings, contracts, options, or otherwise.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by the shareholders in connection with this Information Statement.

However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

 VOTING SECURITIES

The Registrant’s authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value.  As of the date hereof, 60,790,666 shares of common stock and no shares of preferred stock were issued and outstanding.

DIRECTORS AND OFFICERS

In connection with the execution of the Purchase Agreement, the Registrant caused the appointment and election of J.B. Bernstein to the Registrant’s Board of Directors. Any additional appointments to the Board of Directors will not become effective until ten days following the filing and mailing of this Information Statement to the Registrant’s shareholders.  Upon effectiveness of this Information Statement, Georgette Mathers will resign as a director of the Registrant.

The following table sets forth information regarding our current executive officers and directors:

Name	Age	Position
J.B. Bernstein	43	Chief Executive Officer, President, Secretary, Treasurer and Director
Carlon Colker, M.D., FACN	45	Chief Medical Officer and Executive Vice President
Georgette Mathers	57	Director

The Registrant’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

J.B. Bernstein joined us as Chief Executive Officer, President, Secretary, Treasurer and Director in February 2011. As a 21-year veteran of the sports industry, Mr. Bernstein is widely respected for his expertise in sports marketing and licensing. As the CMO of Seven Figures Management, a sports marketing and athlete representation firm, Mr. Bernstein is in charge of all day-to-day operations including overseeing all existing sponsorships, negotiating new sponsorships, handling marketing and licensing for all clients, maintaining client relations, and developing new business. With a particular focus on baseball and football, Mr. Bernstein has represented such legends as Barry Bonds, Barry Sanders, Emmitt Smith and Curtis Martin. From 1990 to 1994, Mr. Bernstein was the director of business development for The Upper Deck Company. Since 1994, he has been president and owner of Pro Access, a sports marketing and promotion company. Since 2007, Mr. Bernstein has been also been Chief Marketing Officer and Managing Director of Seven Figures Management LLC, a sports marketing and promotion company.  Mr. Bernstein received his master's degree from in 1987 from The London School of Economics and his bachelor's degree in political economics in 1986 from the University of Massachusetts Amherst. He has achieved a Ph.D. in physics in 2006 from the University of Southern California and is currently pursuing his second Ph.D. a related field.

Carlon M. Colker, M.D., FACN joined us as Chief Medical Officer and Executive Vice President in February 2011. Since 1996, he has headed Peak Wellness, Inc. of Greenwich, Connecticut, which sold us the MYO-T12 intellectual property pursuant to the Purchase Agreement. His practice specialties include internal medicine, sports medicine, and sports nutrition. Dr. Colker is an attending physician at Beth Israel Medical Center in New York City and in Greenwich Hospital in Connecticut. As a special care physician, Dr. Colker has taken care of the most critically-ill patients in the intensive care unit at both St. Joseph Medical Center and Stamford Hospital in Connecticut. In addition to his practice, Dr. Colker is also one of the premier published researchers in the field of integrative care and a Fellow of the American College of Nutrition. He is widely regarded as one of the world’s foremost experts on wellness, physical performance, athletic enhancement, and performance nutrition. Having been a part of the health and fitness industry for over 20 years, in the late 1980s he helped design and build the first wellness program on the East Coast. Dr. Colker is an internationally recognized consultant on health and fitness and has worked with governments, large health systems, and private companies, as well as with numerous Olympic and professional athletes and celebrities. Dr. Colker’s expertise is utilized at the highest level by sports teams and world class athletes and from around the globe. Offering his expert opinion and advice, he has appeared on such shows as ESPN’s Outside the Lines, NBC’s Health Segment, Court TV, and ABC World News Tonight. Dr. Colker received his BA from Manhattanville College and his MD from Sackler School of Medicine in May 1993.

Georgette Mathers has been a member of Board of Directors since January 2009. From January 2009 until the Closing of the Acquisition, she served as of our Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary.  Ms. Mathers is a corporate paralegal and has worked in the legal profession for over 20 years.  Since 2006, Ms. Mathers has served as a corporate administrator for the law offices of Rowland W. Day II, our former legal counsel.

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors. Our Board of Directors does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by our Board of Directors as a whole. We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system. If we are successful in listing our common stock on the NYSE Amex or the Nasdaq Capital Market, we would be required to have, prior to listing, an independent audit committee formed, in compliance with the requirements for such listing and in compliance with Rule 10A-3 of the Securities Exchange Act of 1934, as well as a majority of independent directors.

Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to 520 S. El Camino Real, 8th Floor, San Mateo, CA 94402.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2010, the Company did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend to adopt a code of ethics that applies to our officers, directors and employees. We will file copies of our code of ethics in a current report on Form 8-K. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers listed above both before and after the Acquistion, have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The table below sets forth the compensation earned for services rendered to the Registrant, for the fiscal years indicated, by its named executive officers.

SUMMARY COMPENSATION TABLE
Name and Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Georgette Mathers, Former Chief Executive Officer and Chief Financial Officer	2008 2009 2010	- - -	- - -	- - -	- - -	- - -	- - -	- - -

Chong Kim, Former Chief Executive Officer	2008	-	-	-	-	-	-	-

Employment Agreements

J.B. Bernstein

On February 25, 2011, concurrent with the closing of the Acquisition, the Registrant entered into an employment agreement with J.B. Bernstein, pursuant to which Mr. Bernstein will serve as Chief Executive Officer of the Registrant.

Pursuant to Mr. Bernstein’s employment agreement, the term of employment with the Registrant is for four years, commencing on February 25, 2011.   The agreement provides that Mr. Bernstein will work on a full-time basis and will receive a one-time signing bonus of $20,000 plus an annual base salary of $120,000.  For the term of the employment agreement, Mr. Bernstein shall be entitled to receive an annual cash bonus of up to 50% of his base salary depending on the Registrant’s achievement of certain milestones.  The agreement shall automatically renew for successive one- year periods at a base salary of $120,000, unless a notice of non-renewal is provided by either party within 90 days prior to the expiration date.  In connection with the Acquisition, Ms. Mathers, our former Chief Executive Officer, transferred 3,000,000 shares to Mr. Bernstein upon commencement of his employment.

Upon the adoption of a stock option plan, the Registrant will grant Mr. Bernstein an option to purchase shares of common stock of the Registrant consistent with the option awards granted to similarly situated executives, as determined by the Registrant’s board of directors after consultations with Mr. Bernstein. The option vests in annual equal installments over the term of the employment agreement.

Mr. Bernstein is entitled to receive twelve months’ base salary in the event his employment with the Registrant is terminated other than by death or for cause by the Registrant.  In the event Mr. Bernstein’s employment is terminated for cause (as defined in the employment agreement), he shall be entitled to receive only the base salary owed to him as of the date of termination.

Mr. Bernstein’s employment agreement contains customary non-competition and non-solicitation provisions that extend to twelve months after termination of Mr. Bernstein’s employment with the Registrant.  Mr. Bernstein also agreed to customary terms regarding the protection and confidentiality of trade secrets, proprietary information and technology, designs and inventions.

Mr. Bernstein shall be entitled to participate in such employee benefit plans and insurance offered by the Registrant to similarly situated employees of the Registrant subject to eligibility requirements, restrictions and limitations of any such plans.

Carlon Colker MD, FACN

On February 25, 2011, concurrent with the closing of the Acquisition, the Registrant entered into an employment agreement with Carlon Colker, MD, FACN, pursuant to which Dr. Colker will serve as Chief Medical Officer and Executive Vice President of the Registrant.

Pursuant to Dr. Colker’s employment agreement, the term of employment with the Registrant is for three years, commencing on February 25, 2011.   The agreement provides that Dr. Colker will work on a part-time basis and will receive an annual base salary of $60,000.  For the term of the employment agreement, Dr. Colker shall be entitled to receive an annual cash bonus of up to 50% of his base salary depending on the Registrant’s achievement of certain milestones. The agreement shall automatically renew for successive one-year periods at a base salary of $150,000, unless a notice of non-renewal is provided by either party within 90 days prior to the expiration date.  Pursuant to the terms of his employment agreement, Dr. Colker will continue to maintain a separate medical practice and other activities relating to Peak and those activities will take precedence over his obligations to the Registrant.

Upon the adoption of a stock option plan, the Registrant will grant Dr. Colker an option to purchase shares of common stock of the Registrant consistent with the option awards granted to similarly situated executives, as determined by the Registrant’s board of directors after consultations with Dr. Colker. The option vests in annual equal installments over the term of the employment agreement.

Dr. Colker is entitled to receive twelve months’ base salary in the event his employment with the Registrant is terminated other than by death or for cause by the Registrant.  In the event Dr. Colker’s employment is terminated for cause (as defined in the employment agreement), he shall be entitled to receive only the base salary owed to him as of the date of termination.

Dr. Colker’s employment agreement contains customary non-competition and non-solicitation provisions that extend to termination of Dr. Colker’s employment with the Registrant.  Dr. Colker will not be subject to any non-competition and non-solicitation provisions subsequent to the termination of his employment with the Registrant. Dr. Colker also agreed to customary terms regarding the protection and confidentiality of trade secrets, proprietary information and technology, designs and inventions.

Dr. Colker shall be entitled to participate in such employee benefit plans and insurance offered by the Registrant to similarly situated employees of the Registrant subject to eligibility requirements, restrictions and limitations of any such plans.

Director Compensation

The Company did not pay its directors any fees or other compensation for acting as directors, nor did the Company pay any fees or other compensation to any of its directors for acting as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

Pre-Acquisition

The following table sets forth information known to the Registrant regarding the beneficial ownership of the Registrant’s common stock as of February 24, 2011 (the date prior to the closing of the Acquisition and the private placement) by:

●	each person known by the Registrant to be the beneficial owner of more than 5% of the outstanding shares of the Registrant common stock based solely on Schedule 13D/13G filings with the Securities and Exchange Commission;

●	each of the Registrant’s officers and directors; and

●	all executive officers and directors of the Registrant, as a group.

Unless otherwise indicated, the Registrant believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. As of February 24, 2011, there were 49,000,000 shares of common stock outstanding, prior to the issuance of shares in connection with the Acquisition and the Private Placement.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
Georgette Mathers (1)	28,000,000	57.1%

Directors and officers as a group (1 person)	28,000,000	57.1%

(1) The business address is Atlas Therapeutics Corporation, 520 S. El Camino Real, 8th Floor, San Mateo, CA 94402.

Post-Acquisition

The following table sets forth information known to the Registrant regarding the beneficial ownership of the Registrant’s common stock as of February 25, 2011 (the closing date of the Acquisition and the Private Placement) by:

●	each person known by the Registrant at that date to be the beneficial owner of more than 5% of the outstanding shares of the Registrant common stock based solely on Schedule 13D/13G filings with the Securities and Exchange Commission;

●	each of the Registrant’s officers and directors at such date; and

●	all executive officers and directors of the Registrant at such date, as a group.

 Unless otherwise indicated, the Registrant believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. As of February 25, 2011, there were 60,790,666 shares of the Registrant’s common stock outstanding, after giving effect of the issuance of shares in connection with the Acquisition and the Private Placement.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Class
J.B. Bernstein	3,000,000	4.9%
Carlon Colker, MD, FACN (2)	7,024,000	11.6%
Peak Wellness, Inc. (2)	7,024,000	11.6%
Hariri Family Ltd. Partnership (3)	8,300,000	13.7%
Ultra Pro Sports, LLC (4)	7,750,000	12.7%
North Winds Venture (5)	3,333,333	5.5%
Georgette Mathers (6)	0	-

Directors and officers as a group (3 persons)	10,024,000	16.5%

(1) Unless otherwise indicated, the business address of each of the individuals is c/o Atlas Therapeutics Corporation, 520 S. El Camino Real, 8th Floor, San Mateo, CA 94402.

(2) Represents shares held by Peak Wellness, Inc., a corporation wholly-owned by Carlon Colker, MD, FACN. Dr.  Colker has sole voting and investment control over these securities.

(3) Robert Hariri, MD, PhD, and Margaret Hariri have voting and investment control over these securities.

(4) Janine Divenuto has sole voting and investment control over these securities.

(5) Ron Hariri has sole voting and investment control over these securities.

(6) In connection with the Acquisition, Ms. Mathers transferred all of her shares of common stock to various individuals, including certain of the persons set forth on this table.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons beneficially holding more than ten percent of our common stock to report their ownership of common stock and any changes in that ownership to the SEC.  The SEC has established specific due dates for these reports, and the Registrant are required to report in this document any failure to file by these dates.  Based solely on a review of the copies of the reports furnished to us, the Registrant believe that all such reports for the year ended December 31, 2010 were filed on a timely basis except for failure of Georgette Mathers to file one Form 4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our headquarters are located in the current office space of our Chief Executive Officer, who is providing the office space to us free of charge.

On February 25, 2011, the Registrant, Atlas Acquisition Corp., a wholly-owned subsidiary of the Registrant (“Atlas Sub”), and Peak Wellness, Inc. (“Peak”), entered into the Purchase Agreement pursuant to which Atlas Sub purchased certain intellectual property assets from Peak. Dr. Carlon Colker, our Chief Medical Officer, is the principal of Peak.

In connection with the Purchase Agreement, the Registrant issued a Promissory Note to Peak in the amount of $700,000 with interest accruing at an interest rate of 3% per annum.  The Promissory Note is payable in two installments as follows: $350,000 plus accrued interest is due within 180 days after the closing date of the Purchase Agreement and $350,000 plus accrued interest is due on the first anniversary of the closing date of the Purchase Agreement.

In connection with the Purchase Agreement and the Promissory Note, the Registrant entered into a Security Agreement with Peak to secure payments due under the Promissory Note. Pursuant to the Security Agreement, the Registrant granted Peak a continuing security interest in the assets purchased from Peak. The Security Agreement also secures all of our obligations to Peak, whether related or unrelated to the Promissory Note. Upon an event of default of the Security Agreement, Peak will have all the rights of a secured party under the Uniform Commercial Code.
In addition to the foregoing, the Registrant issued Peak 7,024,000 shares of our common stock as additional consideration under the Purchase Agreement.

Review, Approval or Ratification of Transactions with Related Persons.

All future related party transactions will be approved, if possible, by a majority of our directors who do not have an interest in the transaction and who will have access, at our expense, to our independent legal counsel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information the Registrant is required to file pursuant to securities laws.  You may read and copy materials the Registrant file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the board of directors at the address set forth on the cover page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BY ORDER OF THE BOARD OF DIRECTORS

ATLAS THERAPEUTICS CORPORATION

Dated: March 4, 2011	By:	/s/ J.B. Bernstein
Name: J.B. Bernstein
Title: Chief Executive Officer